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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)*


                                 Innoveda, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                  45769 F 10 2
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                                 (CUSIP Number)

                                 March 24, 2000
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                       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 45769 F 10 2
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        1.  Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Synopsys, Inc.; I.R.S. ID No. 561546236
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        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [ ]
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        3.  SEC Use Only
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        4.  Citizenship or Place of Organization    Delaware
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Number of Shares
Beneficially      5.   Sole Voting Power      2,694,514 shares of Common Stock
Owned by Each     --------------------------------------------------------------
Reporting
Person With:      6.   Shared Voting Power    0
                  --------------------------------------------------------------

                  7.   Sole Dispositive Power 2,694,514 shares of Common Stock
                  --------------------------------------------------------------

                  8.   Shared Dispositive Power 0
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        9.  Aggregate Amount Beneficially Owned by Each Reporting Person
            2,694,514 shares of Common Stock

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ________

        11. Percent of Class Represented by Amount in Row (9)     8.4
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        12. Type of Reporting Person (See Instructions) CO
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ITEM 1.

(a)     Name of Issuer: Innoveda, Inc.

(b)     Address of Issuer's Principal Executive Offices:

        293 Boston Post Road West
        Marlboro, Massachusetts 01752

ITEM 2.

(a)     Name of Person Filing:

        Synopsys, Inc.

(b)     Address of Principal Business Office:

        700 E. Middlefield Rd. Mtn View, CA, 94043-4033

(c)     Citizenship:

        Delaware Corp/U.S.

(d)     Title of Class of Securities:

        Common Stock, $0.01 per share par value

(e)     CUSIP Number:
        45769 F 10 2

ITEM 3.

Not Applicable

ITEM 4.  OWNERSHIP

(a)     Amount of beneficially owned: 2,694,514 shares of Common Stock

(b)     Percent of class: 8.4%

(c)     Number of shares as to which the person has

        (i) Sole power to vote or direct the vote: 2,694,514 shares of Common Stock
        (ii)   Shared power to vote or direct the vote: 0

        (iii) Sole power to dispose or to direct the disposition of: 2,694,514 shares of Common Stock

        (iv)   Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable


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ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP

Not Applicable

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Date: March 31, 2000

                                        SYNOPSYS, INC.


                                        /s/ STEVEN K. SHEVICK
                                        ---------------------------------
                                        Steven K. Shevick,
                                        Sr. Vice President, Finance and
                                        Chief Financial Officer (Interim)